Exhibit 99.1

Luckin Announces the Substantial Completion of the Internal Investigation

BEIJING, July 1, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (the “Company”) (OTC:LKNCY) announced that its Special Committee of the Board of Directors (the “Special Committee”), with the assistance of its advisors, Kirkland & Ellis International LLP and FTI Consulting, has substantially completed its independent internal investigation (the “Internal Investigation”) into the issues disclosed in the press release issued by the Company on April 2, 2020.

The Special Committee was formed on March 19, 2020 and authorized by the Board of Directors (the “Board”) to access documents, records and information of the Company, and to conduct interviews with any employee, officer and director, as the Special Committee deemed appropriate.  In the course of the Internal Investigation, the Special Committee and its advisors reviewed over 550,000 documents collected from over 60 custodians, interviewed over 60 witnesses, and performed extensive forensic accounting and data analytics testing.

Based on its work, the Special Committee has found that the fabrication of transactions began in April 2019 and that, as a result, the Company’s net revenue in 2019 was inflated by approximately RMB 2.12 billion ( consisting of RMB 0.25 billion in the second quarter, RMB 0.70 billion in the third quarter, and RMB 1.17 billion in the fourth quarter.)  The Company’s costs and expenses were inflated by RMB 1.34 billion in 2019 (consisting of RMB 0.15 billion in the second quarter, RMB 0.52 billion in the third quarter, and RMB 0.67 billion in the fourth quarter).

Evidence discovered to date demonstrates that the Company’s former Chief Executive Officer, Ms. Jenny Zhiya Qian, former Chief Operating Officer, Mr. Jian Liu and certain employees reporting to them participated in the fabricated transactions and that the funds supporting the fabricated transactions were funneled to the Company through a number of third parties associated with the Company employees and/or related parties.

Following the Special Committee’s recommendations, the Board terminated its former Chief Executive Officer and former Chief Operating Officer based on evidence demonstrating their participation in the fabricated transactions.  In addition, the Board resolved to require Mr. Charles Zhengyao Lu to resign as a director and the chairman of the Board and a meeting of the Board will be held on July 2, 2020 to consider the proposal to remove Mr. Charles Zhengyao Lu, as a director and the chairman of the Board. The proposed resignation and removal regarding Mr. Charles Zhengyao Lu was requested by the majority of directors of the Board, and based on findings presented by and the recommendations of the Special Committee.  The Special Committee based its recommendations regarding Mr. Charles Zhengyao Lu on documentary and other evidence identified in the Internal Investigation and its assessment of Mr. Charles Zhengyao Lu’s degree of cooperation in the Internal Investigation. The Board has further resolved to terminate 12 other employees who, at the direction of the former Chief Executive Officer and former Chief Operating Officer, participated in, and/or had knowledge of, the fabricated transactions, including previously suspended employees.  An additional 15 employees are subject to other disciplinary actions.  In addition, the Company is in the process of terminating relationships with all third parties involved in the fabricated transactions.

In connection with the Special Committee’s findings, the Company has implemented several immediate enhancements to its finance functions and engaged an internal controls consultant to evaluate the existing controls environment and recommend enhancements to detect and prevent misconducts in the future.  The Company is chartering an internal audit function to test and evaluate its control functions. The Company will also strengthen ongoing compliance training to its employees.

The Special Committee may continue to perform certain additional investigation steps if additional relevant information becomes available.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449